General Moly, Inc.

1726 Cole Blvd., Suite 115

Lakewood, Colorado  80401

April 27, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Ruairi Regan

Re:                             General Moly, Inc.
Registration Statement on Form S-3
Filed March 20, 2015
File No. 333-202899

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Moly, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Eastern Daylight Time, on Monday, April 27, 2015, or as soon thereafter as possible.

In connection with the request for acceleration of effectiveness, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Chaput

David A. Chaput
Chief Financial Officer

cc:                                John Reynolds

Pamela Howell

R. Scott Roswell
                                                Charles D. Maguire, Jr.

Todd M. Kaye
                                                Jennifer A. D’Alessandro